UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Healthcare Triangle, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42227W 108

(CUSIP Number)

Suresh Venkatachari

Chief Executive Officer

4309 Hacienda Dr., Suite 150

Pleasanton, California 94588

Telephone: (925) 270-4812

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 42227W 108	13D

1.	Name of Reporting Persons SecureKloud Technologies, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (1) (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,500,000 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,500,000 of Common Stock
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,500,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 63.29% (2)
14.	Type of Reporting Person (see instructions) HC

(1)	This Schedule 13D is filed by SecureKloud Technologies, Inc., a Nevada corporation, which is the sole legal and beneficial owner of the shares of common stock of the Issuer as set forth herein. SecureKloud Technologies, Inc. is 65.2% owned by SecureKloud Technologies Ltd., which is a publicly traded company in India.

(2)	This percentage is calculated based on 37,738,750 shares of the Issuer’s Common Stock outstanding as of October 12, 2021as set forth in its Prospectus (File No. 333-259180) as filed under Rule 424(b)(4) with the Securities and Exchange Commission on October 14, 2021.

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Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2021 (the “Original Schedule 13D”) by the Reporting Persons relating to the shares of common stock, par value $0.00001 per share (the “Common Stock”) of Healthcare Triangle, Inc., a Delaware corporation (the “Issuer”).

The Reporting Person is filing herewith a completed Schedule A and the Exhibits to the Schedule 13D which were mistakenly omitted from the Original Schedule 13D.

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Asset Transfer Agreement, dated January 1, 2020 between the Registrant and SecureKloud Technologies, Inc.
2	Equity Purchase Agreement, dated May 8, 2020 between the Registrant and SecureKloud Technologies, Inc.
3	Master Services Agreement dated January 1, 2020 between the Registrant and SecureKloud Technologies, Inc.
4	Shared Services Agreement dated January 1, 2020 between the Registrant and SecureKloud Technologies, Inc.
5	Rental Sublease Agreement dated January 4, 2020 between SecureKloud Technologies, Inc. and the Registrant.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2021	SECUREKLOUD TECHNOLOGIES, INC.

By: /s/ Suresh Venkatachari
Name: Suresh Venkatachari
Title: Chief Executive Officer

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Schedule A

Reporting Person’s

Directors and Executive Officers

The business address for each director and executive officer of the Reporting Person is 4309 Hacienda Dr., Suite 150, Pleasanton, California 94588.

Name	Principal Occupation	Citizenship
Directors
Suresh Venkatachari	Chief Executive Officer	Singapore
Lakshmanan Kannappan	Chief Operating Officer	United States of America

Executive Officers
Suresh Venkatachari	Chief Executive Officer	Singapore
Lakshmanan Kannappan	Chief Operating Officer	United States of America

Parent’s

Directors and Executive Officers

The business address for each director and executive officer of the Parent of the Reporting Person is Srinivas Towers 2nd Floor, New No.5, Old No.11, 2nd Lane, Cenotaph Road, Austin Nagar, Teynampet, Chennai, Tamil Nadu 600018, India.

Name	Principal Occupation	Citizenship
Directors
Suresh Venkatachari	Chief Executive Officer	Singapore
Lakshmanan Kannappan	Non-Executive Director	United States of America
S Ravi Chandran	Senior Vice President	India
Dinesh Raja Punniamurthy	Independent Director; Entrepreneur	India
Babita Singaram	Independent Director; Human Resources	India
Biju Chandran	Independent Director; Practicing Accountant	India

Executive Officers
Suresh Venkatachari	Chief Executive Officer	Singapore
S Ravi Chandran	Senior Vice President	India
R Thyagarajan	Chief Financial Officer	India
G Sri Vignesh	Company Secretary	India